United States securities and exchange commission logo





                            May 13, 2024

       Douglas S. Aron
       Chief Financial Officer
       Archrock, Inc.
       9807 Katy Freeway , Suite 100 ,
       Houston, Texas 77024

                                                        Re: Archrock, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 21,
2024
                                                            Form 8-K filed on
May 1, 2024
                                                            File No. 001-33666

       Dear Douglas S. Aron:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 39

   1. We note you present "Gross Margin" as a non-GAAP measure and define it as total revenue less cost of
sales (excluding depreciation and amortization). We also note that you reconcile this
measure to net income. Please revise your reconciliation of this non-
                                                        GAAP measure to gross
margin as defined by GAAP, the most directly comparable
                                                        GAAP measure in
accordance with Item 10(e)(1)(i)(B) of Regulation S-K. If you do not believe gross margin
that includes depreciation and amortization is the most directly comparable GAAP
measure, please tell us why in your response. In addition, retitle this measure throughout your
filings, including similar segment measures mentioned in Note
                                                        29 and information
provided in your press releases, to avoid confusion with the GAAP measure of gross
margin.
 Douglas S. Aron
Archrock, Inc.
May 13, 2024
Page 2
Form 8-K filed May 1, 2024

Exhibit 99.1 - Press release dated April 30, 2024, announcing Archrock, Inc.'s results of operations for the quarter ended March 31, 2024
Reconciliation of Net Cash Flows Provided By Operating Activities to Free Cash Flow and Free
Cash Flow After Dividend, page 8

2. We note you define free cash flow as net cash provided by (used for) operating activities plus net cash provided by (used in) investing activities which differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In future filings, please revise the titles of your non-GAAP measures "free cash flow" and "free cash flow after dividend" to alternative titles in order to avoid potential confusion. Refer to Question 102.07 of the SEC Staff's Compliance
         & Disclosure Interpretations on Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameDouglas S. Aron                             Sincerely,
Comapany NameArchrock, Inc.
                                                              Division of
Corporation Finance
May 13, 2024 Page 2                                           Office of Energy
& Transportation
FirstName LastName